Exemption number: 82 4639

KGHM Polska Miedź S.A.

02 MAY -6 AM 10:42

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	***Phone:*** ***Fax:***	***1 202 94 22 990*** ***1 202 94 29 624***
Contact name:	**Wojciech Marciniak** Director, Investor Relations	***Phone:*** ***Fax:***	***(48 76) 84 78 280*** ***(48 76) 84 78 205***

Announcement also provided to required statutory authorities

Date: 6 May 2002

Number of pages (including this one): 19

02028815

In ac... with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 and from 2002 - No 39, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the quarterly report for the 1st quarter of 2002.

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002	1st quarter accrued/2001 period from 1 January 2001 to 31 March 2001	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002	1st quarter accrued/2001 period from 1 January 2001 to 31 March 2001
I. Net revenue from the sale of products, goods and materials	1 112 198	1 134 557	307 875	304 661
II. Operating profit (loss)	61 644	127 823	17 064	34 324
III. Profit (loss) before taxation	97 805	68 385	27 074	18 363
IV. Net profit (loss)	59 670	44 986	16 518	12 080
V.Net cash flow from operations	(39 860)	83 601	(11 034)	22 449
VI. Net cash flow from investing activities	(111 576)	(259 984)	(30 886)	(69 813)
VII. Net cash flow from financing activities	157 380	215 456	43 565	57 856
VIII. Total net cash flow	5 944	39 073	1 645	10 492
IX. Total assets	7 928 568	6 082 669	2 200 180	1 681 689
X. Liabilities and provisions for liabilities	4 185 788	1 949 326	1 161 557	538 934
XI.Long term liabilities	125 025		34 694	
XII. Short term liabilities	2 826 612	851 865	784 386	235 517
XIII. Shareholders' funds	3 742 780	4 133 343	1 038 622	1 142 754
XIV. Share capital	2 000 000	2 000 000	555 001	552 944
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.30	0.22	0.08	0.06
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	18.71	20.67	5.19	5.71
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

dlw 5/8

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

BALANCE SHEET	as at 31 March 2002 end of quarter	as at 31 December 2001 end of prior quarter	as at 31 March 2001 end of quarter	as at 31 December 2000 end of prior quarter
ASSETS				
I. Fixed Assets	**4 927 246**	**4 893 309**	**4 473 689**	**4 352 328**
1. Intangible fixed assets, of which:	12 043	14 071	41 311	46 087
- goodwill				
2. Tangible fixed assets	2 877 486	2 880 808	2 797 411	2 783 521
3. Long term debtors	2 323	2 337	25 254	25 268
3.1. *From related entities*	299	299	22 968	23 101
3.2. From other entities	2 024	2 038	2 286	2 167
4. Long term investments	1 833 906	1 838 258	1 422 151	1 321 661
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	1 833 906	1 838 258	1 422 151	1 321 661
a) in related entities, of which:	1 259 474	1 264 708	959 897	737 064
-shares in subordinated entities valued by the equity method				
b) in other entities	574 432	573 550	462 254	584 597
4.4. Other long term investments				
5. Long term prepayments	201 488	157 835	187 562	175 791
5.1. Deferred tax asset	193 903	150 247	176 381	165 028
5.2. Other prepayments	7 585	7 588	11 181	10 763
II. Current assets	**3 001 322**	**2 760 098**	**1 608 980**	**1 492 391**
1. Inventory	920 793	925 542	915 953	834 754
2. Short term debtors	592 062	476 681	451 588	521 193
2.1. From related entities	96 740	84 645	87 124	76 501
2.2. From other entities	495 322	392 036	364 464	444 692
3. Short term investments	1 440 395	1 352 096	192 433	129 277
3.1 Short term financial assets	1 440 395	1 352 096	192 433	128 660
a) in related entities	1 289 682	1 209 000		
b) in other entities	99 706	98 033	129 471	104 771
c) cash and cash equivalents	51 007	45 063	62 962	23 889
3.2. Other short term investments				617
4. Short term prepayments	48 072	5 779	49 006	7 167
Total assets	**7 928 568**	**7 653 407**	**6 082 669**	**5 844 719**
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	**3 742 780**	**3 711 600**	**4 133 343**	**4 066 813**
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Company's own shares				
4. Reserve capital	1 185 288	1 184 267	754 531	753 007
5. Revaluation reserve capital	672 320	701 831	709 600	717 117
6. Other reserve capital				(27 537)
7. Profit (loss) from prior years	(174 498)	15 525	624 226	6 259
8. Net profit (loss)	59 670	(190 023)	44 986	617 967
9. Write-off of net profit in the financial year				
II. Liabilities and provisions for liabilities	**4 185 788**	**3 941 807**	**1 949 326**	**1 777 906**
1. Provisions for liabilities	1 105 532	1 076 209	843 605	860 783
1.1. Provision for deferred income tax	122 066	100 806	68 592	87 872
1.2. Provision for retirement and related benefits	638 883	640 190	479 175	479 175
a) long term	593 673	640 190	442 491	428 738
b) short term	45 210		36 684	50 437
1.3. Other provisions	344 583	335 213	295 838	293 736
a) long term	268 241	261 762	231 717	225 608
b) short term	76 342	73 451	64 121	68 128
2. Long term liabilities	125 025	120 918		

EXEMPTION NUMBER: **82 4639**

2.1. Toward related entities				
2.2. Toward other entities	125 025	120 918		
3. Short term liabilities	2 826 612	2 698 840	851 865	738 471
3.1. Toward related entities	264 493	260 850	84 450	87 955
3.2. Toward other entities	2 471 085	2 387 346	679 736	602 882
3.3. Special funds	91 034	50 644	87 679	47 634
4. Accruals and deferred income	128 619	45 840	253 856	178 652
4.1. Negative goodwill				
4.2. Other accruals and deferred income	128 619	45 840	253 856	178 652
a) long term	2 052	2 086	2 427	2 461
b) short term	126 567	43 754	251 429	176 191
Total shareholders' funds and liabilities	**7 928 568**	**7 653 407**	**6 082 669**	**5 844 719**

Book value	**3 742 780**	**3 711 600**	**4 133 343**	**4 066 813**
Shares outstanding	**200 000 000**	**200 000 000**	**200 000 000**	**200 000 000**
Net assets per share (in PLN)	**18.71**	**18.56**	**20.67**	**20.33**
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

(in 000PLN)

OFF-BALANCE SHEET ITEMS	as at 31 March 2002 end of quarter	as at 31 December 2001 end of prior quarter	as at 31 March 2001 end of quarter	as at 31 December 2000 end of prior quarter
1. Contingent debtors	**59 937**	**59 836**	**49 220**	**52 465**
1.1. From related entities (due to)				
- received guarantees and securities				
1.2. From other entities (due to)	59 937	59 836	49 220	52 465
- received guarantees and securities	3 895	4 121	1 656	4 901
- contested State budget issues	52 918	52 500	44 349	44 349
- other	3 124	3 215	3 215	3 215
2. Contingent liabilities			**569 371**	**300 904**
2.1. Toward related entities (due to)			569 371	300 904
- granted guarantees and securities			569 371	300 904
2.2. Toward other entities (due to)				
- granted guarantees and securities				
3. Other (due to)	**394 039**	**242 692**	**591 244**	**622 007**
- liabilities on bills of exchange	114 908	10 791	4 950	4 950
- contingent penalties	121	316	283	7 439
- perpetual usufruct of land	170 848	170 966	160 142	158 309
- liabilities connected with the investment in CONGO			71 586	72 340
- liabilities due to rationalisation and R&D work, and other unrealised agreements	20 014	22 975	63 642	66 824
- right of recourse by PSE and TEL ENERGO towards KGHM due to loan guarantee granted to a subsidiary of KGHM - Telefonia Dialog S.A.			271 275	289 080
- contested State budget liabilities	50 482			
- other unresolved and disputed issues	37 666	37 644	19 366	23 065
Total Off-Balance Sheet Items	**453 976**	**302 528**	**1 209 835**	**975 376**

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

PROFIT AND LOSS ACCOUNT	1st quarter/2002 period from 1 January 2002 to 31 March 2002	1st quarter/2001 period from 1 January 2001 to 31 March 2001
I. Net revenue from the sale of products, goods and materials	**1 112 198**	**1 134 557**
-from related entities	285 875	315 670
1. Net revenue from the sale of products	1 104 629	1 126 437
2. Net revenue from the sale of goods and materials	7 569	8 120
II. Cost of sale of products, goods and materials, of which:	**(924 853)**	**(852 093)**
-from related entities	(245 809)	(235 737)
1. Cost of manufactured products sold	(917 840)	(844 681)
2. Cost of goods and materials sold	(7 013)	(7 412)
III. Gross profit (I-II)	**187 345**	**282 464**
IV. Selling costs	(16 346)	(17 587)
V. General administrative costs	(99 614)	(115 071)
VI. Profit from sales (III-IV-V)	**71 385**	**149 806**
VII. Other operating income	6 834	2 675
1. Profit from disposal of non-financial fixed assets	418	523
2. Subsidies	40	40
3. Other operating income	6 376	2 112
VIII. Other operating costs	(16 575)	(24 658)
1. Loss from disposal of non-financial fixed assets		(15)
2. Revaluation of non-financial assets	(1 666)	(214)
3. Other operating costs	(14 909)	(24 429)
IX. Operating profit (loss) (VI+VII-VIII)	**61 644**	**127 823**
X. Financial income	165 469	154 968
1. Dividends and share in profit, of which:		2
-from related entities		
2. Interest, of which:	41 951	5 167
-from related entities	35 766	1 835
3. Profit from the sale of investments	8 497	
4. Revaluation of investments	106 373	149 686
5. Other	8 648	113
XI. Financial costs	(129 308)	(214 454)
1. Interest, of which:	(39 593)	(18 080)
-for related entities		
2. Loss from the sale of investments		(4 885)
3. Revaluation of investments	(72 622)	(185 410)
4. Other	(17 093)	(6 079)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	**97 805**	**68 337**
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		**48**
1. Extraordinary gains		74
2. Extraordinary losses		(26)
XIV. Profit (loss) before taxation (XII+/-XIII)	**97 805**	**68 385**
XV. Taxation	(38 135)	(23 399)
a) current taxation	(49 452)	(51 714)
b) deferred taxation	11 317	28 315
XVI. Other obligatory deductions from profit (loss increase)		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**59 670**	**44 986**

Net profit (loss) (annualised)	**(175 339)**	**540 001**
Weighted average number of ordinary shares	**200 000 000**	**200 000 000**
Net profit (loss) per share (in PLN)	**(0.88)**	**3.09**
Weighted average diluted number of ordinary shares		
Diluted profit (loss) per ordinary share (in PLN)		

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS	1st quarter/2002 period from 1 January 2002 to 31 March 2002	1st quarter/2001 period from 1 January 2001 to 31 March 2001
I. Shareholders' funds - beginning of the period	3 696 075	4 066 757
a) changes of accounting policies	15 525	56
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 711 600	4 066 813
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issuance of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Shares of the Company - beginning of the period		
3.1. Changes in shares of the Company		
a) increase, due to:		
b) decrease, due to:		
3.2. Shares of the Company - end of the period		
4. Reserve capital - beginning of the period	1 184 267	753 007
4.1. Changes in reserve capital	1 021	1 524
a) increase, due to:	1 021	1 524
- issuance of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)		
- transfer from revaluation reserve capital	1 021	1 524
b) decrease, due to:		
-coverage of losses		
4.2. Reserve capital - end of the period	1 185 288	754 531
5. Revaluation reserve capital - beginning of the period	701 831	689 580
5.1. Changes in revaluation reserve capital	(29 511)	20 020
a) increase, due to:	37 210	25 858
- settlement of derivative instruments	15 019	
- revaluation of hedging transactions, in the effective part	11 111	23 542
- creation of a tax asset	11 080	2 316
b) decrease, due to:	(66 721)	(5 838)
- disposal of tangible fixed assets		
- revaluation of hedging transactions, in the effective part	(65 700)	(4 277)
- settlement of revaluation reserve capital	(1 021)	(1 561)
5.2. Revaluation reserve capital - end of the period	672 320	709 600
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		
7. Retained profit (uncovered losses) from prior years - beginning of the period	(190 023)	
7.1. Retained profit from prior years - beginning of the period		624 170
a) changes to accounting methodology (policies)	15 525	56
b) corrections due to error		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	15 525	624 226
a) increase, due to:		
-distribution of profit from prior years		
b) decrease, due to:		
7.3. Retained profit from prior years - end of the period	15 525	624 226
7.4. Uncovered losses from prior years - beginning of the period	(190 023)	
a) changes to accounting methodology (policies)		
b) corrections due to error		

EXEMPTION NUMBER: 82 4639

7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(190 023)	
a) increase, due to:		
- *transfer of losses from prior years to be covered*		
b) decrease, due to:		
7.6. Uncovered losses from prior years - end of the period	(190 023)	
7.7. Retained profit (uncovered losses) from prior years - end of the period	(174 498)	624 226
8. Net result	59 670	44 986
a) net profit	59 670	44 986
b) net loss		
c) write-off from profit		
II. Shareholders' funds - end of the period	3 742 780	4 133 343
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	3 742 780	3 933 343

(in '000 PLN)

STATEMENT OF CASH FLOWS	1st quarter/2002 period from 1 January 2002 to 31 March 2002	1st quarter/2001 period from 1 January 2001 to 31 March 2001
A. Cash flow from operations - indirect method		
I. Net profit (loss)	59 670	44 986
II. Total adjustments	(99 530)	38 615
1. Share in net profit (loss) of subordinated entities valued by the equity method		
2. Depreciation	75 175	86 525
3. (Profit) loss on exchange rate differences	48 297	(6 112)
4. Interest and share in profits (dividends)	(5 562)	9 590
5. (Profit) loss on investing activities	(8 293)	4 559
6. Change in provisions	29 323	(17 155)
7. Change in inventories	4 749	(81 199)
8. Change in debtors	(118 502)	218 476
9. Change in short term liabilities, excluding loans and credit	(68 385)	(244 211)
10. Change in prepayments and accruals	7 913	47 108
11. Other adjustments	(64 245)	21 034
III. Net cash flow from operations (I+/-II)	(39 860)	83 601
B. Cash flow from investing activities		
I. Inflow	136 712	237 384
1. The sale of intangible assets and tangible fixed assets	518	799
2. The sale of investments in real estate and intangible assets		1
3. From financial assets, of which:	136 049	189 473
a) in related entities	42 087	
- the sale of financial assets	7 590	
- dividends and share in profit		
- repayment of long term loans granted		
- interest	34 497	
- other inflow from financial assets		
b) in other entities	93 962	189 473
- the sale of financial assets	93 956	189 465
- dividends and share in profit		2
- repayment of long term loans granted		
- interest		
- other inflow from financial assets	6	6
4. Other investment inflow	145	47 111

II. Outflow	(248 288)	(497 368)
1. The purchase of intangible assets and tangible fixed assets	(67 956)	(135 329)
2. The purchase of real estate and intangible assets		
3. For financial assets, of which:	(173 856)	(233 748)
a) in related entities	(93 422)	(20 000)
- the purchase of financial assets	(93 422)	(20 000)
- long term loans granted		
b) in other entities	(80 434)	(213 748)
- the purchase of financial assets	(80 434)	(213 748)
- long term loans granted		
4. Other investment outflow	(6 476)	(128 291)
III. Net cash flow from investing activities (I-II)	**(111 576)**	**(259 984)**
C. Cash flow from financing activities		
I. Inflow	**285 738**	**793 141**
1. Net inflow from the issuance of shares (the giving of shares) and other equity instruments and of payments to capital		
2. Credit and loans	285 738	793 141
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(128 358)	(577 685)
1. The purchase of shares of the Company		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of credit and loans	(99 423)	(568 093)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements		
8. Interest	(28 935)	(9 592)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	**157 380**	**215 456**
D. Total net cash flow(A.III+/-B.III+/-C.III)	**5 944**	**39 073**
E. Change in balance sheet total of cash and cash equivalents, of which:	**5 944**	**39 073**
- change in cash and cash equivalents due to exchange rate differences		(514)
F. Cash and cash equivalents - beginning of the period	**45 063**	**23 889**
G. Cash and cash equivalents - end of the period (F+/-D), of which:	**51 007**	**62 962**
- including those having limited rights of disposal	156	

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE FIRST QUARTER OF 2002 – PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Accounting principles.

The financial results presented in this quarterly report for the current period and comparable prior period were prepared based on principles for the balance sheet date valuation and measurement of financial results. As of 1 January 2002 the Company has applied changes to its accounting principles arising from those made to the Accounting law dated 29 September 1994.

The most important of these changes relate to:

1) in fixed assets:
- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,

- the recognition of financial fixed assets under long term investments,
- the recognition in fixed assets of tax assets arising from temporary differences in income tax,
- the separation of long term prepayments from prepayments, to be written off in a period over 12 months from the balance sheet date,

2) in current assets
- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) in shareholders' funds
- the accounting and settlement of the effects of market valuation of fixed assets adjusted by the provision created for deferred income tax,
- the charging to undistributed profit of prior years of the effects of changes in accounting principles and of basic errors,
- the settlement in the current financial result of surplus unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,

5) under financial liabilities, the recognition of derivative instruments having a negative fair value,

6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation.

7) under net revenue from sales and selling costs, the Company includes excise tax. The amount of this tax has no significant impact on the level of these items.

Significant changes in the principles of valuation relate to:

1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity,

2) the setting of exchange rates in accordance with buy rates, for the valuation of assets, and with sell rates, for the valuation of liabilities,

The effects of changes in principles for the documentation of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, were charged to undistributed profit from prior years as at the balance sheet date.

In addition, beginning from 1 January 2002 the Company has made the following changes:
- a review of fixed assets depreciation rates, in particular, applying depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to changes in the estimated schedule of mine liquidation,
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,

- short term USD-denominated credit has been drawn, which is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds.

The financial effects of the above changes are described below.

Other accounting principles and revaluations in the Company are in accordance with those published in the annual report SAR-2001, published on 5 March 2002.

Data for the comparable prior year period were restated to meet accounting principles in force in the year 2002.

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the current quarter, the rate of 3.6125
- for the calculation of assets and capital as at 31 March 2002, the rate of 3.6036,
- for the calculation of turnover, financial results and cash flow for the comparative quarter, the rate of 3.7240
- for the calculation of assets and capital as at 31 March 2001, the rate of 3.6170

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND WRITE-OFFS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

In the current quarter the Company revalued or created provisions for the following future expenses and liabilities:

- for mine closure costs — PLN 7 189 thousand
- for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments — PLN 4 336 thousand

  Simultaneously the provision for the above liability was released, after revaluation by an actuary — PLN 5 643 thousand
- for future liabilities toward the State budget after a tax audit for the year 2000 due to additional VAT tax together with penalties and tax on persons, together with interest related to these additional tax charges, and interest on additional income tax covered by the provision for deferred tax — PLN 6 387 thousand

  This matter remains under appeal.
- short term liabilities for accruals due to wages together with related charges, paid in the second half of the year and after approval of the financial report for 2002 — PLN 68 123 thousand

2. Deferred income tax provision, tax asset

Due to temporary differences in income tax and to an additional income tax charge for the year 2000 following a tax audit, the provisions for deferred income tax and for the tax asset were revalued in the current quarter.

In the provision for income tax there was an increase of — PLN 21 260 thousand

This increase was entirely charged to the financial result.

The tax asset increased in the current quarter by PLN 43 656 thousand
of which the following was settled:
to the financial result PLN 32 576 thousand
to shareholders' funds PLN 11 080 thousand

3. Revaluation of assets

At the end of the current quarter there was a revaluation of current assets and liabilities. The results of this revaluation were charged either to the current financial result or to shareholders' funds.

The financial result was decreased by an additional write off for foreign trade debtors, in connection with a change in the rate for valuation of debtor/creditor balances expressed in foreign currencies in the amount of PLN 1 347 thousand

Due to valuation derivative instruments related to open commercial and hedging transaction to their fair value in an amount reflecting the ineffective part of the hedge, the financial result was increased by PLN 33 751 thousand

Due to the revaluation of open cash flow hedging transactions in an amount reflecting the effective part of the hedge, after adjustment for settlement of these transactions and adjustment for the tax asset, shareholders' funds were charged by PLN 28 490 thousand
including for credit drawn in USD PLN 26 203 thousand

III. LIST OF SIGNIFICANT ACHIEVEMENTS OR FAILURES OF THE COMPANY DURING THE FIRST QUARTER OF 2002, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS.

1. Financing of Telefonia DIALOG

One opportunity for Telefonia Dialog may be the concept being proposed by the Treasury Ministry for the creation of a so-called National Telecommunications Group. Telefonia Dialog, with its know-how, experience and strategy for growth is an excellent prospect for consolidation with other telecommunications entities. More concrete proposals in this regard are expected in the second half of 2002.
In the first quarter of 2002 a tender was made towards selected investment banks, aimed at achieving a passive investor. Although talks are currently being held with potential investors, it is too early as yet to provide any details.

2. Debt restructuring

The Company is working towards a restructurisation of its debt, based on extending the payback period of these liabilities. KGHM is currently involved in talks with a consortium organised by PKO BP and PKO S.A. with regard to extending credit to 2006. The Company anticipates a resolution of this question in the third quarter of this year.

3. Understanding in the matter of expansion of the tailings pond „Żelazny Most"

In the first quarter of 2002 the Company held talks with local authorities relating to expansion of the tailings pond „Żelazny Most". As a result of these discussions, on 17 April 2002 the Company and the municipalities of Polkowice and Grębocice signed agreements respecting co-operation to enable the Company to expand the tailings pond "Żelazny Most" and respecting development of the technical, economic and social infrastructure of the municipalities.

The agreements signed, together with the agreement signed in December 2000 with the municipality of Rudna, enable the Company to obtain the requisite administrative decisions for expansion of the tailings pond "Żelazny Most" up to a capacity of 700 mln m^3, which means an extension of its operational life by at least 20 years.

4. Production results

In the first quarter of 2002 KGHM Polska Miedź S.A. produced 125 455 tonnes of electrolytic copper and 292 847 kg of metallic silver.

Other important events reported by the Company

Company Bodies

- On 4 January 2002 the Management Board of KGHM Polska Miedź S.A. received a declaration from Wiktor Błądek, an employee-selected member of the Supervisory Board of KGHM Polska Miedź S.A., on his resignation from the Supervisory Board of the Company. The reason for his resignation was his acceptance of the position of Managing Director of the "Rudna" Mining Division in Polkowice.

Provisions

In February 2002 reports were published relating to provisions which were charged to the financial results of 2001.

Forecasts

- On 8 February 2002 the Management Board of KGHM Polska Miedź S.A. published a forecast of the financial results of the Company KGHM Polska Miedź S.A. for 2002:

Revenue from the sale of products, goods and materials	PLN 4 254 MLN
Net profit	PLN 52 MLN

The Company will monitor achievement of the published forecast, giving due regard to the potential necessity of adjusting this forecast in later quarters of the year 2002.

Taxes

- On 26 February 2002 the Supreme Administrative Court, Wrocław Branch, overturned the decisions of tax authorities relating to tax liabilities of KGHM Polska Miedź S.A., imposed by those bodies in connection with the payment from profit of a State-owned, joint stock company and on corporate income tax for the year 1996. The amount claimed by KGHM Polska Miedź S.A. due to these overturned decisions is PLN 35 383 thousand.

- On 27 March 2002 the Inspector of Treasury Audits of the Treasury Audits Office (UKS) in Wrocław, Legnica Branch, as a result of a tax audit conducted for the year 2000 issued 12 decisions with respect to the amount of VAT tax owed for specific months of 2000. The total amount of tax owed, together with penalties and default interest, was set at PLN 47 066 thousand. The Company is appealing these decisions.

- On 2 April 2002 the Company received two decisions passed by the Inspector of Treasury Audits of the Treasury Audits Office (UKS) in Wrocław, Legnica Branch, with respect to a tax audit conducted for the year 2000:
- a decision setting the amount of corporate income tax owed, together with interest, at PLN 13 041 thousand, and
- a decision setting the amount of personal income tax which was not withheld and not paid, together with interest, at PLN 2 753 thousand

The Company is appealing these decisions, as the additional tax imposed has no material or legal basis.

Credit, securities, guarantees

On 20 February 2002 the Company received a signed and accepted Supplemental Agreement dated 31 January 2002, relating to the credit agreement dated 21 December 2000 for credit in the amount of USD 200 mln organised for KGHM Polska Miedź S.A. by ABN Amro Bank N.V. and Citibank N.A. The changes came into force on 1 February 2002. The fee for altering the credit agreement is USD 300 thousand. The credit margin was changed from 0.75% (this level of margin was in force from December 2001) to 1.5%.

In addition, the credit agreement of 21 December 2000 is also altered by the addition of new paragraphs having the following wording:

- if the Company disposes of any of the shares held by it in Polkomtel S.A., it shall apply forthwith an amount equal to the Proceeds arising from any such disposal towards prepayment of all outstanding Loans pro rata,
- the Company shall withhold from any dividend payments, nor make any other payments (either in cash or non-cash form) on behalf of its shareholders, with respect to the year 2001.

Capital Group

- On 7 January 2002 an increase in share capital was registered for Dolnośląska Korporacja Ekologiczna-Oława Spółka z o.o. The share capital of Dolnośląska Korporacja Ekologiczna-Oława Spółka z o.o. was increased by PLN 380 thousand. Dolnośląska Spółka Inwestycyjna S.A. surrendered its right of first refusal for the new shares to "SITA POLSKA" Spółka z o.o., which covered the purchase with cash.

The share capital of Dolnośląska Korporacja Ekologiczna-Oława Spółka z o.o. following registration amounts to PLN 765 thousand (i.e. 765 shares at PLN 1000 each).

The ownership structure following registration of this change in share capital is as follows: Dolnośląska Spółka Inwestycyjna S.A. - 50.33%; "SITA POLSKA" Spółka z o.o. - 49.67%.

- On 19 March 2002 an increase in share capital was registered for the company Energetyka sp. z o.o. with its registered head office in Lubin. The share capital of Energetyka sp. z o.o. was increased by PLN 545.9 thousand. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering them by a contribution in kind of PLN 545.8 thousand and cash in the amount of PLN 0.1 thousand. The net value of the assets transferred in the form of a contribution in kind in the accounts of KGHM Polska Miedź S.A. on the date of transfer amounts to PLN 440.8 thousand. The share capital Energetyka sp. z o.o. after registration amounts to PLN 63 264.6 thousand and is divided into 632 646 shares at PLN 100 each. 100% of the shares are owned by KGHM Polska Miedź S.A.

- On 25 March 2002 a change was registered in the amount and structure of the share capital of the company Walcownia Metali Nieżelaznych Sp. z o.o. with its registered head office in Gliwice. The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. was increased by PLN 791 thousand through the creation of 7 911 shares.

KGHM Metale S.A. obtained 3 093 shares, covered by a contribution in kind (debt due to KGHM Metale S.A. from Odlewnia Metali Nieżelaznych Sp. z o.o. in Gliwice) of PLN 309 thousand.

The book value of the assets transferred in the form of a contribution in kind in the accounts of KGHM Metale S.A. amounts to PLN 309 thousand. The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. after registration amounts to 36 914 thousand and is divided into 369 142 shares at PLN 100 each. The ownership structure after registration is as follows: KGHM Metale S.A. – 63.51%, WM "Łabędy" SA – 30.51%, the law office "TDS" – 4.06%, the Gmina of Gliwice – 1.92%

- On 26 March 2002 there was a transfer by KGHM Polska Miedź S.A. of the ownership rights to 5 234 shares of Cuprum Bank S.A., having a nominal value of PLN 1000 each, to Dominet Spółka Akcyjna with its registered head office in Piaseczno. The sale of these shares was based on a sales agreement entered into on 18 September 2001. The assets sold represent 26.2% of the share capital of Cuprum Bank S.A. and grant the right to 29.3% of the votes at the General Meeting. The book

value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. amounts to PLN 5 234 thousand. The total sales price of these shares amounts to PLN 7 599 thousand. Following the above transaction KGHM Polska Miedź S.A. owns no shares of Cuprum Bank S.A.

- On 29 March 2002 the subsidiary entity Telefonia Dialog SA received a telecommunications license by the Telecommunications Regulatory Office, authorising the company to provide the full range of telecommunications services arising from its activities as a public fixed-line operator. This permit is valid within the territory of the Republic of Poland, and is granted for a period of 25 years.

Trade Unions

The discussions held in the course of a collective conflict between the Management Board of KGHM Polska Miedź S.A. and the trade unions Rada Sekcji Krajowej Górnictwa Rud Miedzi NSZZ Solidarność and Rada Regionalnej Sekcji Hutniczo - Przetwórczej Miedzi NSZZ Solidarność did not end in an agreement. As a result, on 27 March 2002 a protocol of dispute was signed. The subject of the dispute is the demand by the NSZZ Solidarność trade unions that additional money be used to increase the bonus funds of the Company's Divisions by at least 20% of the wages paid in 2001.

The Management Board of KGHM Polska Miedź S.A. has declared that this demand cannot be met. To do so would lead to an increase in the costs of the Company in 2002 by PLN 246 mln, and therefore a net loss for the year.

As the trade unions have maintained their position on this matter, the collective dispute will be continued through the participation of a mediator.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN ATYPICAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

Financial result

In the first quarter of 2002 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 97 805 thousand. A net profit of PLN 59 670 thousand was achieved. This improvement in the financial results of the Company with respect to the comparable prior period of 2001 relates to financial activities, and was primarily the result of currency and trading hedging transactions.

In the first quarter of 2002 with respect to the comparable prior period of 2001:

- Revenue from economic activities was lower by PLN 7 699 thousand, or by 0.6%.
- Economic activity costs were lower by PLN 37 167 thousand, or by 3.0%. The basic reason for this was the decrease in financial activities costs by 39.7%.

Operations

The profit on sales in the first quarter of 2002 was lower by PLN 78 421 thousand and represented 47.7% of the result achieved after the first three months of the prior year. The cause of this fall in profit on sales is the increase in operating costs by 5.7% alongside a fall in revenues from sales of 2.0%.

During the period January-March 2002 net revenue from the sale of products, goods and materials was slightly lower than that achieved in the comparable prior period of 2001. This level of revenues was the result of:

- lower average copper prices on the London Metals Exchange by 11.8%, with average prices during the reported period as follows: 1 764 USD/t in the prior year and 1 555 USD/t in the current year,
- lower average silver prices on the London Bullion Market by 1.0% from a level of 146 USD/kg to 144 USD/kg of silver.
- depreciation of the Polish złoty – a change in the exchange rate in comparable periods by 0.9% (given an average annual inflation rate of 3.4%) from the level of 4.0886 PLN/USD in the first quarter of 2001 to 4.1269 PLN/USD in the first quarter of 2002.

- an increase in the volume of sales of copper and copper products by 9.3% from a level of 119 018 tonnes in the first quarter of 2001 to 130 071 tonnes in the comparable period of 2001, and an increase in the volume of silver sales by 11.5% from a level of 285 113 kg to 317 971 kg.

The largest items in the structure of revenues from the sale of products, goods and materials were revenues from the sale of copper and copper products (78.3%) and from silver (16.8%).

Operating activity costs in the first quarter of 2002 were higher by PLN 56 062 thousand, or by 5.7% than in the comparable prior period of 2001 alongside a quantitative increase in sales of copper products by 9.3% and of silver by 11.5%.

After the first 3 months of 2002 the total unit copper production cost was 6 120 PLN/t versus 6 327 PLN/t in the period January-March 2001, which means a fall of o 3.3%. This decrease in the unit cost was primarily the result of:

- the application of balance sheet fixed assets depreciation rates reflecting the anticipated period of operation of the mines, ore enrichment plants and surface infrastructure (a decrease in annual planned depreciation by PLN 26 326 thousand)
- the adaptation of rules respecting the creation of short term provisions for maintenance work to those in accordance with the law on accounting. According to these rules, expenditures on repairs and maintenance of tangible fixed assets are shown as costs at the moment they are incurred (result – a decrease of appx. PLN 11.4 mln in the first quarter of 2002).
- an increase in electrolytic copper production by 2.7% and metallic silver by 4.9%, alongside an unchanged level of copper ore extraction, and
- realisation of the costs reduction program, alongside a 12.4% lower valuation of by-products (mainly anode slimes containing silver and gold) due to the application of valuation methods arising from the new law on accounting and to the fall in metals prices taken into account for valuation.

The total unit cost of copper production expressed in USD amounted to 1 483 USD/t (67.27 USc/lb) versus 1 547 USD/t (70.17 USc/lb) in 2001 (a decrease of 4.1%).

In future quarters (Q2 and Q3) an increase in costs is anticipated arising primarily from planned maintenance, mainly in the smelters.

Other operating activities

The result of other operating activities in the period January-March 2002 was a loss of PLN 9 741 thousand, which means a decrease by PLN 12 242 thousand, or by 55.7% in relation to the comparable prior period.

Other operating income in relation to the comparable prior period was higher by PLN 4 159 thousand, or nearly three times higher, mainly due to the higher level of provisions released (above all due to employee benefits). During this same period other operating costs decreased by PLN 8 083 thousand, or by 32.8% in particular to a limitation on the granting of subsidies.

Financial activities

The Company noted a profit on financial activities in the first quarter of 2002 of PLN 36 161 thousand which means an improvement in the result in relation to the comparable prior period by PLN 95 647 thousand. Such a significant improvement in the result on financial activities was mainly thanks to the result on revaluation to fair value of hedging instruments.

The fall in financial costs by 39.7% (or by PLN 85 146 thousand) is mainly due to revaluation to fair value of trading and hedging transactions. The increase in financial income by 6.8% (in absolute amounts – by PLN 10 501 thousand) is the effect of interest received on the bonds of Telefonia Dialog, alongside a lower valuation of income from hedging transactions.

EXEMPTION NUMBER: **82 4639**

V. LIST OF EVENTS WHICH OCCURRED AFTER 31 MARCH 2002 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY.

1. On 12 April 2002 KGHM Polska Miedź S.A. received a signed and accepted annex, dated 11 April 2002, to the Two-Currency Revolving Syndicated Credit agreement dated 19 December 2001 for credit in the amount of PLN 915 mln in the PLN tranche and USD 43.5 mln in the USD tranche organised for KGHM Polska Miedź S.A. by a consortium of banks - with Bank PEKAO S.A. and PKO Bank Polski S.A. as organisers and BRE Bank S.A., BIG Bank Gdański S.A., Bank Zachodni WBK S.A. and Kredyt Bank S.A. These changes come into force as of 1 April 2002. The fee for altering the conditions of this credit agreement is 100 thousand USD. The credit margin was altered from 0.80% during the first six months and 1.00% thereafter, to a margin ranging from 1.00% - 1.50% from 1 April 2002, depending on the level of financial ratios. In addition the credit agreement dated 19 December 2001 is altered by the addition of new paragraphs having the following wording: - should KGHM Polska Miedź S.A. sell any shares of Polkomtel S.A., it is obligated to immediately apply the proceeds from such a sale towards repayment of the loan. The Company may likewise apply said proceeds towards repayment of other bank loans, should such other banks demand such a payment
2. On 17 April 2002 a transaction was carried out between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. (a subsidiary of the Company) for the purchase of 135 bearer bonds of Telefonia Dialog S.A. with a maturity of 30 September 2002 and a value of USD 13.5 mln. These bonds bear an interest rate of LIBOR + 0.8%. As at 17 April 2002 KGHM Polska Miedź S.A. had purchased a total of 335 bonds of Telefonia Dialog S.A. denominated in USD for an amount of USD 33.5 mln. The purchase of these bonds was financed by the Company through credit drawn from the Two-Currency Revolving Line of Syndicated Credit of PLN 915 mln and USD 43.5 mln entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank PEKAO S.A. and with the other banks comprising the consortium.
3. On 17 April 2002 KGHM Polska Miedź S.A. and the municipalities (gminas) of Polkowice and Grębocice signed an agreement relating to co-operation with respect to enabling the Company to expand the tailings pond "Żelazny Most" and with respect of development of the technical, economic and social infrastructure of these municipalities. The agreements which were signed, together with the agreement signed in December 2000 with the municipality of Rudna, enable the Company to obtain the requisite administrative decisions for expansion of the tailings pond "Żelazny Most" up to a capacity of 700 mln m^3, which means an extension of its operational life by at least 20 years. As a result of the signing of these agreements, principles were established for the return to the Company of an overpayment in taxation on underground mining works, paid to the municipality of Polkowice. As part of its co-operation with these municipalities, The Company will make a one-off payment to the municipality of Grębocice of PLN 4 mln, followed over the next 15 years by an amount equivalent to EUR 375 thousand. With respect to the municipality of Polkowice, the Company has written off the interest accruing to the overpayment in taxation on underground mining works up to the date the agreement was signed, while the overpayment of appx. PLN 50 mln will be treated as a prepayment on current and future tax liabilities towards the municipality. With respect to the regulation of overpayments, it has been agreed that such overpayments will bear an interest rate $1/4^{th}$ that of the prevailing rate for tax interest, payable by the municipality of Polkowice to the end of each year.

EXEMPTION NUMBER: 82 4639

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2002, IN LIGHT OF THE RESULTS PRESENTED IN THIS REPORT RELATIVE TO FORECAST RESULTS.

In the first quarter of 2002 the Company achieved positive financial results, surpassing the level assumed in the published forecast. Revenue from the sale of products, goods and materials after the first three months represented 26.1% of the planned annual level, while net profit earned exceeded that forecast for all of 2002. Such an exceptional exceeding of forecast levels was primarily the result of:

- a high surplus arising from the valuation of derivative instruments to their fair value (+PLN 34 mln). The forecast did not reflect the result on financial operations in this respect. The financial effects of the risk management policy pursued within the financial periods of the year may have a significant impact on shaping the result on financial activities,
- relatively low costs in the first quarter, mainly due to: realisation of efficiency-enhancing activities, limitation of expenses in the first months of the year (relates to the purchase of materials and external services), release of provision for maintenance in the smelters and depreciation adjustment (reduction), and
- a high level of sales of copper and silver products.

In the case of further significant deviations between planned and actual results, an adjustment to the plan will be necessitated, based on the results achieved in the first half of 2002.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES.

Shareholder	Shares held on 31 December 2001 (same number of votes)	Percentage share capital held on 31 December 2001 (same number of votes at General Meeting)	Shares held on 31 March 2002 (same number of votes)	Percentage share capital held on 31 March 2002 (same number of votes at General Meeting)
State Treasury	88 567 589	44.28%	88 567 589	44.28%
Bankers Trust Company* (depositary bank in the depositary receipt program)	30 912 154	15.46%	29 642 160	14.82%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38%	10 750 922	5.38%

* change in name from 15 April 2002 to Deutsche Bank Trust Company Americas.

After the balance sheet date the Company was informed that Bankers Trust Company had reduced its ownership of the share capital of the Company, and on 4 April 2002 owned 29 342 160 shares of KGHM Polska Miedź S.A., representing 14.67 % of the share capital and the equivalent number of votes on the General Meeting of the Company.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) IN THE 1ST QUARTER OF 2002 BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY.

Position / function	First name, surname	Shares held as at 31 December 2001	Shares bought in Q1 2002	Shares sold in Q1 2002	Shares held as at 31 March 2002
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Stanisław Siewierski	8455	0	0	8455
Vice President of the Management Board	Witold Bugajski	505	0	0	505
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	2629	0	0	2629
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Witold Koziński	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	519	no data	no data	no data

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of liabilities and debtors arising in connection with on-going proceedings in the first quarter of 2002, (i.e. to 31 March 2002) before the public courts, bodies appropriate for arbitration proceedings and administrative bodies of KGHM Polska Miedź S.A. and its subsidiaries, amounts to PLN 729 760 thousand.

1. The total value of proceedings with respect to debtors amounts to PLN 559 430 thousand. The largest proceedings in this group are:
   1) An appeal by KGHM Polska Miedź S.A. of a decision by the Treasury Office in Legnica dated 6 July 1998 in the matter of a payment from profit for the year 1996 in the amount of PLN 23 877 thousand. On 21 February 2002 this decision was overturned by the Supreme Administrative Court. The Company had not yet obtained the new decision of the tax authorities by the end of the first quarter.
   2) A petition by KGHM Polska Miedź S.A. relating to compensatory claims due to improper execution of a licensing agreement dated 7 January 1997 with Colmet International Ltd.,

sent to the Regional Court for Warszawa Praga, Section I (Civil Cases) in Warsaw dated 30 November 2001, and to a summons for compensation against:

- Krzysztof Pochrzęst,
- Colmet International Ltd., and
- Jofa Lumana Kazadi.

The monetary value of this matter has been set by the Company at PLN 386 599 thousand. KGHM Polska Miedź S.A. has estimated this to be the amount of the financial consequences arising from the failure to properly execute the licensing agreement, which comprises costs to be incurred and potential liabilities. This petition continues to be the subject of compensatory proceedings before the Court.

2. The total value of proceedings with respect to liabilities represents an amount of PLN 170 331 thousand.

The largest proceedings in this group concern the dispute involving copper ore mining fees, in that part relating to silver, and valued at PLN 90 000 thousand (this being six issues combined for the purposes of a single resolution). The disputing party is the Regional Prosecutor in Legnica, who appealed the decision of the Minister of Environmental Protection, Natural Resources and Forestry. The six issues in these proceedings were initiated on 29 January 1999 (two), 2 February 1999, 11 March 1999, 18 May 1999 and 9 July 1999. The Supreme Administrative Court, in a ruling dated 15 February 2000, dismissed the appeal of the Regional Prosecutor in Legnica. The result of this extraordinary appeal was sent by the General Prosecutor to the Supreme Court. The Supreme Court, by a ruling dated 18 January 2002, overturned the decision of the Supreme Administrative Court and ordered the matter to be re-heard by the Supreme Administrative Court. The date set for the new hearing is 16 May 2002. The Company in each case is seeking dismissal of the appeal, as silver cannot be treated as being subject to mining fees. KGHM Polska Miedź S.A., in accordance with geological documentation and licensing, is involved in the mining of a mineral deposit - copper ore – which alone may be subjected to a mining fee. Silver is a trace element which is found together with copper, and is not subject to a 10% mining fee.

X. INFORMATION ON TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES WITHIN THE FINANCIAL YEAR, WHICH ARE NOT TYPICAL TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM THE CURRENT OPERATING ACTIVITIES OF THE COMPANY OR A SUBSIDIARY, BUT WHOSE VALUE EXCEEDS THE PLN-EXPRESSED EQUIVALENT OF 500 000 EUR.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych KGHM Metale SA (a subsidiary of the Company) and Warszawska Fabryka Platerów "Hefra" SA (a subsidiary of KGHM Metale S.A.), relating to the purchase by KGHM Metale S.A. of bearer bonds issued by WFP „Hefra" S.A. in the amount of PLN 2 300 thousand and the redemption by WFP „Hefra" S.A. of bonds in the amount of PLN 10 500 thousand. The total value of transactions (excluding typical and routine transactions arising from the current operations of the Company) entered into between these entities during the period 1 January 2002 – 31 March 2002 amounts to PLN 12 800 thousand.

   The highest-value transaction was entered into on 20 February 2002 and relates to the redemption of bonds issued by WFP „Hefra" S.A. and purchased by KGHM Metale S.A. on 20 November 2001 for the nominal value of PLN 2 500 thousand. The purchase price was PLN 2 405 thousand and the interest rate WIBOR 3M +1.3%.
2. Transactions entered into between KGHM Polska Miedź S.A. and Telefonia DIALOG SA (a subsidiary of the Company) relating to the purchase of bonds issued by Telefonia DIALOG S.A.

Date of issue:	Maturity:	Amount of issue:	Purchase price (PLN):
10 Jan 2002	10 July 2002	5 000 thousand USD	PLN 19 667.6 thousand
28 Jan 2002	28 July 2002	5 000 thousand USD	PLN 20 687.5 thousand
7 Feb 2002	10 July 2002	10 000 thousand USD	PLN 42 067.5 thousand

The total value of transactions (excluding typical and routine transactions arising from the current operations of the Company) entered into between these entities during the period 1 January 2002 – 31 March 2002 amounts to USD 20 000 thousand (PLN 82 423 thousand). The highest-value transaction was entered into on 7 February 2002 and relates to the purchase by the Company of bonds issued by Telefonia DIALOG SA in the amount of USD 10 000 thousand (purchase price PLN 42 067.5 thousand) with a maturity of 10 July 2002; interest: 1 month LIBOR increased by 0.8 % of the margin. These bonds were financed by credit drawn on 19 December 2001 by KGHM Polska Miedź S.A. from a consortium of banks.

XI. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY.

During the period from 1 January to 31 March 2002 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' capital of the Company.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES.

Under off-balance sheet liabilities, liabilities towards the State budget have been shown in the amount of PLN 50 482 thousand as the result of a tax audit for the year 2000. In accordance with tax regulations, the Company is appealing the above items.

XIII LIST OF FACTORS WHICH, IN THE OPINION OF THE COMPANY, WILL AT THE LEAST HAVE AN IMPACT ON THE FINANCIAL RESULTS ACHIEVED IN THE COMING QUARTER.

Permanent factors which impact the financial results of the Company are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

In addition, in the near future there may be a significant impact on the net profit of the Company arising from employee claims relating to the „payment of an annual bonus for 2001" and from the high level of debt.

p.o. GŁÓWNY KSIĘGOWY
Zenon Sabatowicz

WICEPREZES ZARZĄDU
Witold Bugajski

WICEPREZES ZARZĄDU
Stanisław Siewierski